April 23, 2004

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Robert S. Lamont

     Re:   Withdrawal of Post-Effective Amendment on Form N-1A
           Accession Number: 0000907244-04-000019 (File No: 33-83100)
           Evergreen Variable Annuity Trust, Post-Effective Amendment No. 31


Ladies and Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendment to the Registration Statement filed on Form N-1A on February 9, 2004 (the "Registration Statement") for Evergreen Variable Annuity Trust. The Registration Statement related to the proposed launch of Evergreen VA Asset Allocation Fund.

     The Trust is withdrawing the Registration Statement because it is expected that the proposed Fund launch will not occur.

     Please direct all inquiries to Maureen E. Towle of Evergreen Investments at 617-210-3682.


                                            Very truly yours,

                                            /s/ Maureen E. Towle

                                            Maureen E. Towle



cc:  David C. Mahaffey
     Sullivan & Worcester, LLP